EXHIBIT 99.1

AMENDED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial conditions and results of operations for the years ended December 31, 2018, 2017, and 2016 of Xtra-Gold Resources Corp. (“Xtra-Gold” or the “company”) should be read in conjunction with the consolidated financial statements and the related notes to our consolidated financial statements and other information presented in our annual report on Form 20-F which has been filed with the Securities and Exchange Commission (the “SEC”) and can be viewed at www.sec.gov and has also been filed with SEDAR and can be viewed at www.sedar.com. Our consolidated audited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2018, 2017 and 2016 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled “Risk Factors” beginning on page 8 of our 20-F annual report.

Highlights for the Year Ended December 31, 2018

During the year ended December 31, 2018:

•	in connection with our gold recovery operations, we produced 4,800 ounces of raw gold. We sold 4,346 fine ounces of gold at an average price of US$1,262 per ounce.

•	we repurchased 1,536,500 shares for US$290,985 and cancelled them.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

•	follow-up trenching of Zone 2 – Zone 3 early stage gold shoots / discoveries to guide future mineral resource expansion drilling efforts;
•

prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

•

a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company’s in-house operated drill rig; consisting of a combination of follow-up drilling of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area, including the completion of the South Ridge gold deposit resource expansion drilling program initiated in February 2018, and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

•	ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $200,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng Banso and Muoso properties in 2018. We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2019 budget to carry out our plan of operations is approximately $900,000 as follows and as disclosed in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview:

Soil sampling / trenching	$200,000
Drilling	300,000
Administration	300,000
Stock-based compensation (non-cash)	100,000
TOTAL	$900,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on equity and debt financings to finance its ongoing operations. Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company’s operations over the next year. During the current year and subsequent to 2018, we will require additional capital to implement our plan of operations. We anticipate that these funds primarily will be raised through equity and debt financing or from other available sources of financing. If we raise additional funds through the issuance of equity or convertible debt securities, it may result in the dilution in the equity ownership of investors in our common stock. There can be no assurance that additional financing will be available upon acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to take advantage of prospective new opportunities or acquisitions, which could significantly and materially restrict our operations, or we may be forced to discontinue our current projects.

Trends

Gold prices closed in 2018 at $1,278 per ounce, above the 2018 average of $1,268 per ounce. The low for 2018 occurred in August. We continue to see positive indicators for gold prices in the future.

Comments from the World Economic Forum in Davos indicated concern that growth in the U.S. and Europe is not sustainable. Tightening by central banks could complicate efforts to sustain growth. Some commodity analysts believe that these economic conditions are very positive for the gold market.

Gold does well in times of uncertainty. National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2018 and previous two years are as follows:

	2018	2017	2016

High	$1,355	$1,346	$1,366
Low	1,178	1,151	1,077
Average	1,268	1,257	1,248

The tone for the precious metals market in the near future will depend on the U.S. dollar strength. The US Federal Reserve has recently expressed a neutral stance to increase rates. The focus going forward will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet. Any wobble in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies. Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Summary of the last five fiscal years ending December 31

	2018	2017	2016	2015	2014
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated gain (loss) for the period	1,539,294	453,932	(467,711)	(391,723)	(687,057)
Net loss (gain) attributable to non-controlling interest	(233,111)	(98,077)	(13,173)	(35,642)	(6,842)
Net gain (loss) Xtra-Gold Resources Corp.	1,306,183	355,855	(480,884)	(427,365)	(693,899)
Basic and diluted income (loss) attributable to common shareholders per common share	0.03	0.01	(0.01)	(0.01)	(0.02)
Total current assets	3,258,955	1,825,775	1,593,038	1,049,334	1,124,733
Total assets	4,790,576	3,328,082	2,895,984	2,491,603	2,713,212
Total current liabilities	624,205	443,457	486,613	391,750	327,193
Total liabilities	624,205	443,457	486,613	391,750	327,193
Working capital	2,634,750	1,382,318	1,106,425	657,584	797,540
Capital stock	46,246	47,782	48,174	45,622	45,811
Total equity	4,166,371	2,884,625	2,409,371	2,099,853	2,386,019
Total Xtra-Gold Resources Corp. stockholders’ equity	4,761,284	3,712,649	3,335,472	3,039,127	3,360,935

Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	47,089,027	47,948,596	47,256,630	45,721,507	45,996,481
Basic and diluted weighted average number of common shares outstanding	49,405,027	51,339,216	n/a	n/a	n/a

Summary of Quarterly Results

		Basic and Diluted Income
Three Months Ended	Net Income (Loss)	(Loss) Per Share
	$	$

December 31, 2018	$ 51,061	$ 0.00
September 30, 2018	444,284	0.01
June 30, 2018	216,909	0.00
March 31, 2018	593,929	0.01
December 31, 2017	177,977	(0.00)
September 30, 2017	(105,484)	(0.00)
June 30, 2017	329,625	0.01
March 31, 2017	(46,263)	(0.00)

Results of Operations for the Year Ended December 31, 2018 as Compared to the Year Ended December 31, 2017 and December 31, 2016

Our company reported a gain for the year ended December 31, 2018 of $1,539,294 (December 31, 2017 – gain of $453,932, December 31, 2016 – loss of $467,711). Our company’s basic and diluted gain (loss) per share for the year ended December 31, 2018 was $0.03 (December 31, 2017 - $0.01, December 31, 2016 - $(0.01)) . The 2018 and 2017 years benefited from improved gold recovery results as compared to 2016. The 2016 exploration drill program expense created most of the loss in that year.

The weighted average number of shares outstanding was 47,089,027 (December 31, 2017 – 47,948,596, December 31, 2016 - 47,256,630). Average shares outstanding were reduced in 2018 through share repurchases. Average shares outstanding were reduced in 2017 as share repurchases more than offset shares issued on exercise of stock options. Average shares outstanding in 2016 increased with the placement of 2,500,000 units and conversion of 408,000 stock options to shares, while 396,000 shares were repurchased and cancelled. Average fully diluted shares in 2018 were 49,405,027 (2017 - 51,339,216), with the difference being in the money stock options and warrants. These items did not materially affect earnings per share. Average fully diluted shares in 2016 were unchanged at 47,256,630 as the company was in a loss position which resulted in the effect of stock options and warrants being anti-dilutive.

We incurred expenses of $887,037 in the year ended December 31, 2018 (December 31, 2017 - $881,022, December 31, 2016 - $1,302,245). Exploration expense increased in 2018 as the company actively worked on its properties. Exploration was reduced in 2017 as the company purchased a drill rig. Spending in 2016 was greater than in other years as the 2,639 metre drill program was completed. We expense all exploration costs. Amortization increased in 2018 with the addition of a generator and three new pickup trucks. Amortization in 2017 reflects the addition of a new drill mid-year. The 2016 amortization reflects no new equipment purchased in that year. Cash general and administrative expense was mostly consistent over the three-year period. Non-cash stock-based compensation expense was significantly reduced in 2018 to $33,437 and was reasonably stable at $103,001 in 2017 and $104,519 in 2016.

During 2018, in connection with our Kibi project, exploration activities focussed on the continued advancement of early stage gold shoots / discoveries within the Zone 2 – Zone 3 maiden mineral resource footprint area. A planned 4,000 metre resource expansion drilling program was initiated in February at the South Ridge gold deposit on Zone 2 of the Kibi Gold Project; with a total of 26 diamond core boreholes totalling 3,414 metres completed by the Company’s in-house drilling crew by the end of the 2018 year.

The assay results for the first 18 boreholes (2,272 m) of the South Ridge resource expansion drilling program completed from February 21 to September 30, 2018 were reported by the Company on August 8 and October 30, 2018 (#KBDD18257 - #KBDD18274), including the following highlights:

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2.67 grams per tonne (“g/t”) gold over 37.78 metres (uncut), including 5.23 metres grading 13.53 g/t gold from a down-hole depth of 52.22 metres in #KBDD18263; and 27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold from a down-hole depth of 21.0 metres in #KBDD18264 (i.e., #KBDD18263 - #264 Drill Fence); extending gold mineralization in the northwestern section of the zone approximately 60 metres down dip from previous drilling forming scope of current inferred mineral resource estimate (August 8, 2018 News Release);

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15.0 metres grading 1.19 g/t gold, including 3.25 metres grading 2.99 g/t gold from a down-hole depth of 67.8 metres in #KBDD18269; extending gold mineralization approximately 100 metres downdip from previous drilling forming scope of current inferred mineral resource estimate (October 30, 2018 News Release); and

-	25.65 metres grading 1.4 g/t gold, including 3.14 g/t gold over 5.75 metres and 3.38 g/t gold over 3.15 metres from a down- hole depth of 12.0 metres in #KBDD18270 (October 30, 2018 News Release).

These initial 18 boreholes ranging in length from 78 metres to 184 metres tested the northwestern 200 metre segment of the gold zone with a series of drill fences at 50 metre spacing; with the typically SW-trending, steeply inclined (-75o) boreholes testing the depth continuity of the auriferous system at downdip depths extending from 55 metres to 175 metres from surface. The South Ridge deposit consists of a northwest striking / northeast dipping quartz diorite-hosted gold mineralization zone traced to date along an approximately 400 metre strike length and 230 metre downdip depth from surface.

The South Ridge deposit has a current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 grams per tonne (“g/t”) gold for 42,000 ounces of contained gold ~~42,000 ounces at an average grade of 1.48 g/t gold.~~ The South Ridge deposit, along with the Big Bend, East Dyke, and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate (October 26, 2012) on the Company’s Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off) ~~Indicated mineral resource of 278,000 ounces at an average grade of 2.56 g/t gold and an additional Inferred mineral resource of 147,000 ounces at an average grade of 1.94 g/t gold (@ base case 0.5 g/t cut-off).~~ The Zone 2 – Zone 3 maiden mineral resource represents the first ever ^ ~~NI 43-101 compliant~~ mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other “Grantoid-hosted” gold deposits of Ghana, including Kinross Gold’s Chirano and Newmont Mining’s Subika deposits in the Sefwi gold belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com.

Kibi project exploration activities for the 2018 year also included grassroots work consisting of hand auger sampling and scout pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 61 hand auger holes totalling approximately 205 metres and 16 scout pits totalling approximately 50 vertical metres were completed on the Akwadum South (“Zone 7”) and Hillcrest Shear (“Zone 6”) auriferous structural trends, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Compilation of the geological and assay result data is in progress, and the hand auger / scout pit sampling results will be reported upon the completion of the ongoing gold-in-soil anomaly evaluation program.

Exploration work on our Kwabeng project during the 2018 year was limited to a single scout diamond core borehole (104.5 m) on a grassroots gold target. In connection with our Pameng project, a total of 1,658 soil samples and 234 prospecting grab samples corresponding to a 90.5 line-kilometre soil geochemistry program implemented in 2014 were submitted to the laboratory for analysis during the current reporting period; with the compilation of the geological and assay result data currently ongoing. We did not conduct any exploration activities on our Banso and Muoso projects during the 2018 year.

Exploration activities for the 2017 year focussed primarily on the continued advancement of the Bomaa gold prospect located on our Kwabeng Mining Lease (“Kwabeng Project”). The grassroots Bomaa auriferous float / subcrop target discovered in 2013 consists of a continuous auriferous argillite rock float and/or subcrop train traceable in a meandering pattern over an approximately 2.8 kilometre (“km”) distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a folded argillite metasedimentary rock unit.

A scout drilling program including 17 diamond core boreholes totalling 985 metres (“m”) was completed from September 28 to December 9, 2017 on the Bomaa North segment of the extensive Bomaa auriferous float / subcrop train (#BADD17001 - #BADD17017). The drilling was undertaken by the Company’s in-house drilling crew utilizing its newly acquired diamond drill rig commissioned in the June 2017 quarter. The shallow first pass drill program, with boreholes ranging from 31.0 m to 119.5 m in length, was designed to test the near-surface extent of the auriferous argillite / quartz vein zone identified by trenching / outcrop stripping efforts and to gain a better understanding of the litho-structural setting of the gold mineralization. Saw-cut channel sampling (41.95 m) of stripped outcrop exposures was also conducted in conjunction with the drill program.

Scout drilling successfully traced the northeast striking, moderately southeast dipping (40o – 60o) Bomaa North silicified argillite / quartz vein zone over an approximately 200 m strike length and a 170 m down-dip distance from surface (~90 m vertical). Thirteen (13) out of the 17 boreholes intersected the mineralization-hosting silicified argillite unit; with five (5) boreholes yielding exploration significant gold intercepts ranging from 4.48 m to 18.5 m in core-length.

The results of the Bomaa scout drilling / channel sampling program were reported by the Company on January 25, 2018; including the following highlights:

-

18.5 m grading 2.04 grams per tonne (“g/t”) gold, including 5.22 g/t gold over 5.0 m, from 4.5 m down-hole in #BADD17003; 6.5 m grading 1.2 g/t gold, including 3.6 g/t gold over 1.0 m, from 46.05 m down-hole in #BADD17009; and 5.4 m grading 1.59 g/t gold, including 2.48 g/t gold over 2.2 m, from 28.5 m down-hole in #BADD17016; and

-

saw-cut channel sample composite grading 4.23 g/t gold over 12.0 m, including 9.14 g/t gold over 2.2 m in sample string #RSBA004 (stripped outcrop); and saw-cut channel sample #CSBA006 grading 25.0 g/t gold over 0.9 m (trench #TBA002).

An initial scout trenching program was also completed on the Bomaa gold project during the September 2017 quarter; with the exploration program designed to identify the bedrock source of the Bomaa North segment of the extensive auriferous argillite rock float / subcrop train. The work program included two mechanical trenches totalling approximately 146 m and approximately 53 m of saw-cut channel samples collected from stripped outcrop exposures within the trenches. Trenching efforts confirmed the bedrock “in situ” source of the auriferous float / subcrop train; with a silicified argillite / quartz vein zone exposed in trench #TBA001 yielding a saw-cut channel sample composite grading 1.46 g/t gold over a 9.17 m trench-length, including 5.64 g/t gold over 1.62 m. Initial results of the Bomaa scout trenching program were reported by the Company on August 22, 2017.

In connection with our Kibi project, exploration activities for the 2017 year focussed on the continuation of the scout pitting program initiated in the December 2016 quarter; with the ongoing pitting designed to test the subsurface signature of high priority gold-in-soil anomalies to identify follow up trenching and/or drilling targets. A total of 58 scout pits, encompassing 226 channel samples, were manually excavated on the Akwadum South (“Zone 7”) and Akwadum North (“Zone 8”) gold-in-soil anomalies, and the Hillcrest Shear (“Zone 6”) gold target, located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively. Exploration work also included the rehabilitation / deepening of approximately 250 m of old scout trenching on the Hillcrest Shear and Akwadum South grassroots targets to permit detailed geological mapping and channel sampling (243 samples).

Exploration activities on our Banso and Muoso projects for the 2017 year were limited to data compilation and geological / geophysical modelling to identify and/or further advance grassroots targets. We did not conduct any exploration activities on our Pameng project during the 2017 year.

During 2016, in connection with our Kibi project, exploration activities focussed on the implementation of the Phase I drill program on the Cobra Creek Gold Corridor prospect; an approximately 550 m wide, NE-trending, quartz-feldspar porphyry (“QFP”) hosted, multi-structure braided shear zone system traced to date over an approximately 850 m strike length. A total of 43 diamond core boreholes totaling 2,639 m were completed over a 2.75 month period extending from June 7 to August 31, 2016.

The first pass drill program included: 12 initial exploratory boreholes ranging from 56 m to 220 m in length (1,576 m) designed to test 10 priority auriferous shear targets identified by extensive outcrop stripping / channel sampling efforts, Induced Polarization (“IP”) / Resistivity anomalies spatially associated with auriferous shears, and to gain a better understanding of the litho-structural setting of the gold mineralization; and 31 short, predominantly vertical (-90o) boreholes ranging from 16 m to 63 m in length (1,063 m) designed to better target / dissect relatively flat-lying, gold-bearing extensional veining systems. Twenty of the short holes (775 m) tested the near-surface distribution of auriferous extensional veining arrays within the High Grade Shoot and Tourmaline Zone area at the northeastern extremity of the Main Shear structure.

The results of the Cobra Creek Gold Corridor Phase I drill program were reported by the Company on October 19, 2016; with 26 of the 43 boreholes yielding exploration significant auriferous drill intercepts, including the following highlights:

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4.5 m grading 10.9 grams per tonne (“g/t”) gold, including 16.28 g/t gold over 2.9 m, and including 57.08 g/t gold over 0.6 m, from 7.1 m down-hole in #CCDD16020; 0.7 m grading 58.73 g/t gold from vertical depth of 27.6 m in #CCDD16024; and 5.5 m grading 6.57 g/t gold, including 11.7 g/t gold over 2 m, from surface in #CCDD16013 (High Grade Shoot); and

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5.2 m grading 9.51 g/t gold, including 37.95 g/t gold over 1.1 m, and including 51.35 g/t gold over 0.6 m, from vertical depth of 1 m in #CCDD16015; and 1.5 m grading 48.1 g/t gold and 0.7 m grading 10.5 g/t gold from vertical depths of 1.5 m and 12 m respectively in #CCDD16022 (High Grade Shoot – NW Branch).

A surface sampling program was also completed on the Cobra Creek target in the June 2016 quarter; with the exploration work designed to further define the auriferous structural corridor in preparation for the Phase I drill program. The work program included the mechanical stripping of approximately 800 square metres of bedrock exposure and 178 m of trenching to follow up on new auriferous occurrences discovered by prospecting efforts, and to further delineate the strike-extensions of the known gold-bearing shear zones; with a total of 128 saw-cut channel samples (101 m) and 157 trench channel samples collected. The results of the surface sampling program implemented from mid-October 2015 to early April 2016 on the Cobra Creek Gold Corridor prospect were reported by the Company on June 16, 2016.

Kibi project exploration work for the 2016 year also included scout pitting (16) to test gold-in-soil anomalies and approximately 5.3 km (245 samples) of infill soil geochemical sampling to further delineate the Akwadum South (“Zone 7”) and Hillcrest Shear (“Zone 6”) grassroots gold targets located on the Apapam Mining Lease and the adjoining Akim Apapam Reconnaissance Licence application, respectively.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2016 year.

We recognized gains related to other items of $2,426,331 in 2018 (2017 - $1,334,954, 2016 - $834,534). The gains can mostly be attributed to the recovery of gold. During the year ended December 31, 2018, we sold 4,346 fine ounces of gold at an average price of US$1,262 for net proceeds of $2,791,014 (2017 – 2,575 ounces of gold at an average price of $1,237 for net proceeds of $1,312,921, 2016 – 2,142 ounces of gold at an average price of $1,189 for net proceeds of $828,559). Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

Embedded derivatives resulted from issuing Canadian denominated warrants in the May 2016 financing. Because the Company's functional currency is the US dollar, Canadian denominated warrants must be considered expense items and reported on a mark-to-market basis. During 2018 the term of these warrants was extended to February 2020.

We recognized a mark-to-market expense of $114,793 in 2018, related to extending the warrants to February 2020. We recognized a mark-to-market expense of $Nil in 2017, related to extending the warrants to August 2018 (2016 - $1,000 related to embedded derivatives for the Canadian dollar warrant issued as a part of the May 2016 financing). Canadian dollar denominated warrants were issued with financings. These warrants were deemed to be embedded derivatives since our company’s functional currency is the U.S. dollar. The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

During the year ended December 31, 2018, our company had a foreign exchange loss of $234,063 (2017 – loss of $29,516, 2016 – loss of $19,086) due to strength in the U.S. dollar and comparative weakness in the Ghana cedi and Canadian dollar.

Our company recognized a trading and holding loss on marketable securities of $31,723 (2017 - gain of $43,551, 2016 - gain of $31,612). Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $15,896 (2017 - $9,006, 2016 - $8,989) mostly relates to dividends on investment portfolio assets.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2018.

During 2017, the Company issued 162,000 shares at CAD$0.15 per share for cash proceeds of $18,560 on the exercise of stock options.

During May 2016, the Company issued 2,500,000 units at CAD$0.40 per unit for cash proceeds of $693,728 net of costs. Each unit was comprised of one common share and one half of one common share purchase warrant. Each full purchase warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. The Company also issued 147,000 finders warrants with this financing. Each finders warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. In August 2017, the finder warrants expired unexercised. The remaining warrants were re-priced to CAD$0.50 and extended to August 31, 2018.

During the second quarter of 2016, the Company issued 408,000 shares at CAD$0.15 per share for cash proceeds of $48,756 on the exercise of stock options.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $1,249,473 during 2018. Operations generated cash of $1,658,077, mostly from increased earnings on gold recovery. Cash of $117,619 was used to purchase a generator and three new pickup trucks during 2018. Cash of $556,385 was used to purchase investments and we received $313,386 on the sale of investments. Restricted cash was increased by $50,000 related to an environmental bond with the Government of Ghana. Other operating expenses were mostly cash neutral. Cash from financing activities reported a use of $290,985, comprised of cash used to repurchase shares.

During the year ended December 31, 2018, our company repurchased 1,536,500 of our shares at a cost of $290,985 (December 31, 2017 - repurchased 554,000 of our shares at a cost of $100,239, December 31, 2016 - repurchased 396,000 of our shares at a cost of $69,774) and cancelled these shares.

At December 31, 2018, accounts payable and accrued liabilities increased slightly to $320,184 due to gold revenue related activity (December 31, 2017 - $237,256, December 31, 2016 - $269,613). Our cash and cash equivalents as at December 31, 2018 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2019 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2018.

At December 31, 2018, we had total cash and cash equivalents and restricted cash of $2,860,447 (December 31, 2017 - $1,610,974, December 31, 2016 - $1,134,884). Working capital as of December 31, 2018 was $2,634,750 (December 31, 2017 - $1,382,318, December 31, 2016 - $1,106,425). The 2018 increase in working capital mostly reflects the revenue from gold recovery. The 2017 increase in working capital mostly reflects the revenue from gold recovery. The 2016 increase in working capital mostly reflects the equity units issued for cash. During the year ended December 31, 2018, our company sold $313,386 in tradable securities and purchased $556,385 in tradable securities.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at March 28, 2019, December 31, 2018, December 31, 2017, and December 31, 2016 were as follows:

	March 28, 2019	December 31, 2018	December 31, 2017	December 31, 2016
Common Shares	46,245,917	46,245,917	47,782,417	48,174,417
Warrants	1,250,000	1,250,000	1,250,000	1,397,000
Stock Options	2,615,000	2,615,000	2,615,000	1,920,000
Fully diluted	50,110,917	50,110,917	51,647,417	51,491,417

As of the date of this MD&A, the exercise of all outstanding warrants and options would raise approximately $1.1 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles. Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2019 budget to carry out our plan of operations is approximately $900,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview”. These expenditures are subject to change if management decides to scale back or accelerate operations. We believe that we are adequately capitalized to achieve our operating plan for fiscal 2019. However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2018.

Going Concern

We have incurred accumulated net losses of $26,921,347 since inception through December 31, 2018. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2018, 2017 and 2016 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

Related Party Transactions

During the years ended December 31, 2018, December 31, 2017 and December 31, 2016, the Company entered into the following transactions with related parties:

	December 31,	December 31,	December 31,
	2018	2017	2016

Consulting fees paid or accrued to officers or their companies	$850,028	$610,821	$539,706
Directors’ fees	2,316	2,310	2,267

Stock option grants to officers and directors	-	610,000	400,000
Stock option grant price range	-	$0.24	$0.31

Of the total consulting fees noted above, $548,585 (December 31, 2017 - $318,456, December 31, 2016 - $256,319) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $274,292 (December 31, 2017 - $159,228, December 31, 2016 - $127,348) of this amount. As at December 31, 2018, $53,632 (December 31, 2017, $47,924, December 31, 2015 - $47,792) remains payable to this related company and $3,800 (December 31, 2017 - $5,000, December 31, 2016 - $5,000) remains payable to the related party for expenses earned for work on behalf of the Company.

During 2018 the Company did not grant options to insiders. During 2017 the Company granted 610,000 options to insiders at a price of $0.24 (CAD$0.30) . A total of $75,502 was included in consulting fees related to these options.

In 2016, a total of 400,000 stock options were issued to an officer of the Company at a strike price of $0.31 per share. A total of $89,643 was included in consulting fees related to these options. In 2015, a total of 250,000 stock options were issued to directors of the Company at a strike price of $0.15 per share. A total of $18,175 was included in consulting fees related to these options.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

•	to the Minerals Commission of Ghana for:
•	an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence);
•	a grant of a mining lease (currently $100,000);
•	an extension of a mining lease (currently $100,000);
•	annual operating permits; and
•	the conversion of a reconnaissance license to a prospecting license (currently $20,000);

•	to the Environmental Protection Agency of Ghana for:
•	processing and certificate fees with respect to EPA permits;
•	the issuance of permits before the commencement of any work at a particular concession; or
•	the posting of a bond in connection with any mining operations undertaken by our company; and

•

for a legal obligation associated with our mineral properties for clean up costs when work programs are completed. We are committed to expend an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the area covered by our mining leases and future reconnaissance and prospecting licenses for our following concessions and such other financial commitments arising out of any approved exploration programs in connection therewith:

•	the Apapam concession (Kibi project);
•	the Kwabeng concession (Kwabeng project);
•	the Pameng concession (Pameng project);
•	the Banso concession (Banso project); and
•	the Muoso concession (Muoso project).

Upon and following the commencement of gold production at any of our projects, a royalty of the net smelter returns is payable quarterly to the Government of Ghana as prescribed by legislation.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities. In 2018, we purchased a generator and three new trucks. In 2017, we completed the purchase of an exploration drill and we purchased a new truck. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources. The fair value of the warrant liability is determined through the Black Scholes valuation model.

The following table presents information about the assets that are measured at fair value on a recurring basis as of December 31, 2018, 2017, and 2016, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
	December 31, 2018	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$2,564,125	$2,564,125	$—	$—
Restricted cash	296,322	296,322	—	—
Investment in trading securities	471,723	471,723	—	—
Warrant liability	(115,793)	—	—	(115,793)
Total	$3,216,377	$3,332,170	$—	$(115,793)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
	December 31, 2017	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$1,364,652	$1,364,652	$—	$—
Restricted cash	246,322	246,322	—	—
Marketable securities	270,309	270,309	—	—
Warrant liability	(1,000)	—	—	(1,000)
Total	$1,880,283	$1,881,283	$—	$(1,000)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
	December 31, 2016	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$913,562	$913,562	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	248,592	248,592	—	—
Warrant liability	(1,000)	—	—	(1,000)
Total	$1,382,476	$1,383,476	$—	$(1,000)

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold’s properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Forward-Looking Statements	Assumptions	Risk Factors
Potential to expand the NI 43-101 resources on Xtra-Gold’s existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Ability to meet working capital needs for fiscal 2019

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra- Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold’s properties including the potential impact of complying with existing and proposed laws	Availability of financing for our exploration and development activities. Actual results of our exploration, resource goals, metallurgical testing,	Changes in the capital markets impacting availability of future financings. Uncertainties involved in interpreting geological data and confirming title to

Forward-Looking Statements	Assumptions	Risk Factors
and regulations

economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management’s outlook regarding future trends

Availability of financing. Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold’s ability to predict or control. Please also make reference to those risk factors listed in the “Risk Factors” section above. Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated: March 28, 2019